CONNER & WINTERS, LLP

LAWYERS

4000 One Williams Center

TULSA, OKLAHOMA 74172-0148

(918) 586-5711

FAX (918) 586-8548

WRITER’S DIRECT NUMBER

(918) 586-8961

WRITER’S FAX NUMBER

(918) 586-8661

WRITER’S E-MAIL ADDRESS

mberman@cwlaw.com

December 29, 2006

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Willbros Group, Inc. (the “Company”)

Amendment No. 1 to Form S-1

Filed December 13, 2006

File No. 333-135540

Registration Statement on Form S-1

Filed December 20, 2006

File No. 333-139499

Dear Mr. Schwall:

The purpose of this letter is to respond to your comments with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed December 13, 2006 (File No. 333-135540) (“Amendment No. 1”), and the Company’s Registration Statement on Form S-1 filed December 20, 2006 (File No. 333-139499) (the “December 20 S-1”). The headings used herein are the same as those set forth in your letter of December 21, 2006. All page references in the responses below refer to the corresponding pages in Amendment No. 1 and the December 20 S-1.

Amendment No. 1 to Form S-1; File No. 333-135540

Risk Factors, page 9

If the tentative settlement of a class action lawsuit against us . . . . page 9

CONNER & WINTERS, LLP

Mr. H. Roger Schwall

December 29, 2006

1. We note that you state that, without qualification, that “[t]he settlement will be funded by our insurance carrier.” Tell us supplementally why you believe that you can make that statement without qualification as to the amount of the settlement.

Company’s Response: Counsel to the Company’s D&O insurance carrier has confirmed the carrier’s agreement to fund the class action settlement in the full amount which the Company in turn has agreed to pay in settlement of the class action in exchange for a dismissal of the action with prejudice and the broadest possible releases of the Company and the individuals named as defendants therein. The Company expects to enter into a definitive settlement agreement with its insurance carrier with respect to payment of the class action settlement amount and various other coverage issues. Although the Company is still negotiating with the carrier with respect to certain coverage matters which are not related to payment of the class action settlement, the settlement terms with respect to the carrier’s agreement to pay the class action settlement are not in dispute.

Selling Stockholders, page 25

2. You provide the beneficial owner(s)—i.e.person(s) having voting or investment power—for all of your non-persons except for Capital Ventures International, Inc. for whom you indicate that Heights Capital Management, Inc. is the “authorized agent.” Indicate the beneficial owner for those shares.

Company’s Response: The Company will revise footnote 9 on page 27 of Amendment No. 1 and footnote 10 on page 28 of the December 20 S-1 to add the following:

“Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares held by CVI.”

Form S-1; File No. 333-139499

Comment No. 3. Comply with the above comments in this registration statement as well.

Company’s Response: Please see our responses to Comments 1 and 2.

CONNER & WINTERS, LLP

Mr. H. Roger Schwall

December 29, 2006

Closing Comments

We would appreciate your earliest possible review of this letter in response to your comments. We will call you shortly to answer any remaining questions you may have.

Very truly yours,

/s/ Mark D. Berman

Mark D. Berman

Cc: Ann Parker